UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-36119

CUSIP NUMBER: 784178303

(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2015
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SFX Entertainment, Inc.

Full Name of Registrant

Former Name if Applicable

902 Broadway

Address of Principal Executive Office (Street and Number)

New York, NY 10010

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SFX Entertainment, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal period ended December 31, 2015 (the “2015 Form 10-K”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As previously disclosed, on February 1, 2016, the Company and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court seeking relief under Chapter 11 of Title 11 of the United States Code (“Chapter 11 Cases”). In the months leading up to and since the filing of the Chapter 11 Cases, the Company has been primarily engaged in addressing bankruptcy-related matters, negotiating with creditors, and reformulating its business strategy in an effort to emerge from bankruptcy. As a result of the increased burdens on the Company’s management, financial, accounting and administrative staff, the Company’s normal closing process for the period ended December 31, 2015 has been disrupted, including its independent auditor's review and audit procedure. As a result, the Company has been delayed in its preparation of financial statements and other documentation relating to the 2015 Form 10-K, and it does not expect to be in a position to complete and file the 2015 Form 10-K within the extension period provided by Rule 12b-25(b). At this time, the Company has determined it will not resume filing periodic reports while in bankruptcy with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934, as amended.

The Company intends to furnish its monthly operating reports (“MORs”) required in the Chapter 11 Cases on Form 8-K while in bankruptcy. The first MOR is due by April 14, 2016.

As previously disclosed, the Company cautions that trading in its securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks, and that if the restructuring plan currently proposed by the Company in the Chapter 11 Cases is consummated, the Company’s common stock will be extinguished and the holders of the common stock will not receive any consideration.

Safe Harbor for Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995:

Information in this Form 12b-25 report regarding the Company's forecasts, business outlook, expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and include statements regarding, among other things, expectations about the timing, form and content of the Company's 2015 Form 10-K, MORs and other SEC filings, the execution and impact of the Company's restructuring plan, future financial condition and future business plans and expectations, including statements related to the effect of the operation of the business, adequacy of financial resources and commitments, and the operating expectations during the pendency of the Company's Chapter 11 Cases and impacts to its business related thereto. Such forward-looking statements are based upon the current beliefs and expectations of the Company's management. Factors that could cause or contribute to such differences include, among others, the risks and uncertainties of the Company's business and operations detailed from time to time in the Company’s filings with the SEC, including without limitation those described under the heading “Risk Factors” in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 2014 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as well as subsequent registration statements, amendments or other reports that the Company may file from time to time with the SEC and/or make available on its website. The Company assumes no obligation and does not intend to update any forward-looking statements provided herein, whether as a result of new information, future events or otherwise, except as required by law.

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PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard Rosenstein, CFO	(646)	561-6400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully discussed in Part III hereof, the Company is reviewing the feasibility of completing its consolidated financial statements in the context of the Company’s bankruptcy filing. Revenue is expected to increase for the year ended December 31, 2015 compared to the year ended December 31, 2014. Growth in revenue was primarily due to the increased number of large festivals that we offered around the world and increased total number of attendees at such festivals and other events. In May 2015 and June 2015, we debuted the Tomorrowland Brazil and Bestival festivals, respectively. In addition, the inclusion of revenue from our Awakenings festival in the current year as a result of our September 2014 acquisition of Monumental Productions and incremental revenue associated with a full three day Electric Zoo, New York City festival in the current year have attributed to increased revenue. The expected increase in revenue will be offset by a decrease related to lost revenue for festival cancellations and partial cancellations during the year (which we anticipate will be partially recovered from insurance proceeds) and a reduction in the volume of digital music downloads.

We expect that gross margin will decrease from the year ended December 31, 2015 compared to the year ended December 31, 2014, primarily attributable to incremental production and artist costs for festivals that we debuted in the current year and the inclusion of the Awakenings festival production costs in the current year. In addition, the decrease is also due to increased festival production costs and artist fees for festivals that the company produced in both periods.

Operating expenses are expected to decrease for the year ended December 31, 2015 compared to the year ended December 31, 2014. This decrease is primarily attributable to decreases in non-cash stock-based compensation, marketing charges and professional fees. The decreases are partially offset by increases in legal fees, general administrative and office expenses.

Interest expense is expected to increase for the year ended December 31, 2015 compared to December 31, 2014, primarily as a result of the 9.625% notes issued in February 2014 and September 2014 and our revolving credit facility.

The above financial data is preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the fiscal year ended December 31, 2015, and the Company’s final numbers for this data may differ materially from these estimates.

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SFX Entertainment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2016	By:	/s/ Richard Rosenstein
Richard Rosenstein, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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